PRESS RELEASE
ASPEN APPOINTS JONATHAN RITZ AS PRESIDENT
OF ASPEN INSURANCE HOLDINGS LIMITED

HAMILTON, Bermuda – September 3 2019 – Aspen Insurance Holdings Limited (“Aspen” or the “Company”) announced today that Jonathan Ritz has been appointed President of Aspen Insurance Holdings Limited, with immediate effect.

Mr. Ritz was formerly Chief Executive Officer of Validus’ US Insurance Operations, which included Western World Insurance Group, Crop Risk Services and Validus Specialty (all acquired by AIG in 2018). Mr. Ritz also served as Chief Operating Officer of Validus Holdings, Ltd. He has been in the (re)insurance industry for more than 25 years.

Prior to Validus, he has held various Chief Underwriting and Operating positions with United America Insurance Group, IFG Companies-Burlington Insurance Group and ICAT Holdings LLC. Mr. Ritz began his career in reinsurance and was also a Managing Director at Guy Carpenter.

In this newly created role, Jonathan will report to Mark Cloutier, Executive Chairman and Group Chief Executive Officer.

Mark Cloutier commented: “I am very pleased that we have been able to attract such a proven and experienced leader as Jonathan to this important role. His impressive track record and reputation, together with his extensive expertise across the sector, and in a range of disciplines, will add further considerable strength to our senior leadership team.

“In his role as Group President, Jonathan will be joining the Group Executive Committee and Group Underwriting Committee, and will be working very closely with me as we continue to refine and build upon our strategies to make Aspen a recognised leader in the area of specialty risk transfer through the combination of our insurance, reinsurance, and capital market capabilities.”

Jonathan Ritz commented: “I am delighted to be joining Aspen at such an exciting time in the company’s development. Under Mark’s leadership and Apollo’s ownership, the business is refocusing on its core strengths and I very much look forward to playing a part in its future success.”

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About Aspen Insurance Holdings Limited

Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Ireland, Singapore, Switzerland, the United Arab Emirates, the United Kingdom and the United States. For the year ended December 31, 2018, Aspen reported $12.5 billion in total assets, $7.1 billion in gross reserves, $2.7 billion in total shareholders’ equity and $3.4 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A” by Standard & Poor’s Financial Services LLC, an “A” (“Excellent”) by A.M. Best Company Inc. and an “A2” by Moody’s Investors Service, Inc. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:

This communication and other written or oral statements made by or on behalf of Aspen contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 1A, “Risk Factors” in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, each of which is incorporated herein by reference.

For further information:

Media
Peter Krinks
Senior Group Communications Manager
peter.krinks@aspen.co
+44 (0)20 7184 8544